Exor and Covéa sign a Definitive Agreement for the sale of PartnerRe for $9 Billion (€7.8 Billion)

The closing of the transaction is expected in mid-2022

Transaction will reinforce PartnerRe’s strategy, further confirming its status as one of the world’s leading reinsurers

Exor and Covéa to expand their reinsurance and investment cooperation

Paris and Amsterdam, 16 December 2021

Covéa, a leading French mutual insurer and Exor, the leading diversified holding company controlled by the Agnelli family, have signed, following the completion of the required consultation with works councils, a Definitive Agreement under which Covéa will acquire PartnerRe, the global reinsurer wholly-owned by Exor.

The agreed cash consideration of $9.0 billion (approximately €7.8 billion) to be paid by Covéa on the closing of the transaction is based on a consolidated common shareholders’ equity value of $7 billion. Preferred Shares issued by PartnerRe and listed on the NYSE will not be included in the proposed acquisition.

This transaction with Covéa will reinforce PartnerRe’s development as a great company in its industry thanks to a significant increase in the scale and capital strength that membership of a larger financial institution will bring, and the value that it represents for its clients.

Following a successful closing of the transaction, Exor and Covéa will continue their reinsurance cooperation, with Exor acquiring from Covéa interests in special purpose reinsurance vehicles managed by PartnerRe for approximately $725 million. Covéa, Exor and PartnerRe will also continue to invest jointly in Exor-managed funds with reinforced alignment of interests.

Subsequent to the announcement of the transaction in October, both S&P Global Ratings and Moody’s Investors Service affirmed Covéa rating (AA-, stable outlook, Aa3, stable outlook). Moody’s Investors Service affirmed PartnerRe rating (A1, stable) and S&P Global ratings revised positively its outlook on PartnerRe (A+, stable). AM Best ratings on Covéa (A, Excellent, stable) and PartnerRe (A+, Superior, stable) remained unchanged. These announcements reflect Covéa and PartnerRe financial strength.

Subject to obtaining approvals from the applicable regulatory and competition authorities, it is expected that the transaction will complete in mid-2022, based on PartnerRe’s audited consolidated common shareholders’ equity as at 31 December 2021.

About Covéa

A French mutual insurance group, Covéa is a leader in property and liability insurance and protects one in three French households thanks to its 21,000 employees in France, who are committed to serving 11.6 million policyholders every day. With its three brands MAAF, MMA and GMF, Covéa is a solid and dynamic financial player. The Covéa group is also present internationally. At YE 2020, earned premiums were €16.6 billion, capital was €16,4 billion, and total financial assets were €112 billion. Covéa financial strength ratings are as follows: Standard & Poor’s AA- / Moody’s Aa3 / A.M. Best A (Excellent).

About Exor

Exor is the leading diversified holding company controlled by the Agnelli family. For over a century, Exor has built great companies and made successful investments worldwide with a culture that combines entrepreneurial spirit and financial discipline. With a Net Asset Value of over €30 billion, its portfolio is principally made up of companies in which Exor is the largest shareholder: Ferrari, Stellantis, PartnerRe, CNH Industrial, Juventus FC, The Economist, GEDI Gruppo Editoriale and SHANG XIA.

About PartnerRe

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At June 30, 2021, total assets were $28.3 billion, total capital was $9.2 billion and total shareholders’ equity was $7.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Exor Media Relations Tel: +31 202 402 221 media@exor.com	Covéa Media Relations Guillemette ROLLAND presse@covea.fr